EXHIBIT 99.1

RedHill Biopharma's Investor Webcast Forum Provides Update on the RHB-105 Phase III Program and Potential H. Pylori Eradication Market

  RedHill's Investor Webcast Forum, held on May 14, 2015, focused on the development program for RHB-105, currently undergoing a first Phase III study (ERADICATE Hp study) for the treatment of H. pylori bacterial infection, with top-line results expected in mid-end June 2015
  Key opinion leader Prof. David Graham, M.D., discussed the role of H. pylori bacterial infection in diverse gastric diseases, the growing worldwide concern over decreasing efficacy rates of available treatments, and the newly recommended H. pylori eradication strategies for preventing gastric cancer
  Jerry Rosenblatt, Ph.D., Partner at Foster Rosenblatt, made a presentation on the worldwide market potential for H. pylori eradication therapies. Dr. Rosenblatt estimates that the 2015 worldwide and U.S. market potential for H. pylori eradication therapies is $4.8 billion and $1.4 billion, respectively
  Ira Kalfus, M.D., RedHill's Medical Director, provided an update on the ongoing ERADICATE Hp study - a randomized, placebo-controlled, first Phase III study evaluating RHB-105 as a first-line therapy for treatment of H. pylori bacterial infection

TEL-AVIV, Israel, May 18, 2015 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (Nasdaq:RDHL) (TASE:RDHL), an Israeli biopharmaceutical company primarily focused on late clinical-stage, proprietary, orally-administered small molecule drugs for inflammatory and gastrointestinal diseases, including gastrointestinal cancers, held an interactive Investor Webcast Forum and conference call on Helicobacter pylori (H. pylori) bacterial infection and RHB-105 for the treatment of H. pylori infection, on Thursday, May 14, 2015. The forum was moderated by Mr. Gilead Raday, RedHill's Senior VP Product and Corporate Development.

Mr. Raday opened the forum by noting that top-line results from the first Phase III study with RHB-105 for H. pylori infection are expected in mid-end June 2015. Mr. Raday then discussed the Qualifying Infectious Disease Product (QIDP) designation granted to RHB-105 by the FDA and the broader indication that RedHill is targeting with RHB-105. The QIDP designation, provided under the Generating Antibiotic Incentives Now Act (GAIN), offers certain incentives for the development of new antibacterial drugs, including fast track designation, priority review and, if RHB-105 is ultimately approved by the FDA, an additional five years of marketing exclusivity, for a total of 8 years. RHB-105 targets a significantly broader indication than existing H. pylori therapies, as a first-line treatment of H. pylori bacterial infection, regardless of ulcer status.

Prof. David Graham, M.D., M.A.C.G., a key opinion leader in the field of gastric cancer and H. pylori bacterial infection and the Principal Investigator of the ongoing Phase III study of RHB-105, offered insights into the benefits of eradicating H. pylori bacterial infection, a major cause of gastric cancer, a cancer with high worldwide prevalence and mortality rates. Prof. Graham discussed the rapid decrease in the efficacy of clarithromycin-containing regimens, which has led to major global concern, noting further that there have been no new H. pylori therapies approved for over a decade. Prof. Graham mentioned that the 2014 Kyoto Global Consensus meeting on H. pylori recommended that H. pylori gastritis should be defined as an infectious disease, regardless of symptoms, and further recommended the implementation of a gastric cancer prevention program that includes population-based H. pylori screening and treatment. Implementation of such H. pylori eradication programs has already commenced in Japan and Taiwan.

Jerry Rosenblatt, Ph.D., a member of RedHill's Advisory Board and Partner at Foster Rosenblatt, discussed his evaluation of the worldwide market potential for H. pylori eradication therapies. According to Dr. Rosenblatt, the global market potential for H. pylori eradication therapies is estimated at approximately $4.83 billion in 2015, at current branded prices 1, and the U.S. market potential is estimated at $1.45 billion. Dr. Rosenblatt explained that the potential market could significantly grow in light of the increasing awareness of the health risks associated with H. pylori infection and the benefits of its eradication.

Ira Kalfus, M.D., RedHill's Medical Director, provided an update on the ongoing Phase III ERADICATE Hp study:

  RedHill has completed dosing with RHB-105 in the blinded stage of the ERADICATE Hp first Phase III clinical study with RHB-105
  Top-line results from the study are expected in mid-end June 2015
  The primary endpoint of the study is to show superiority in eradication of H. pylori infection over historical standard of care efficacy levels of 70% effectiveness
  The ERADICATE Hp study is planned to be followed, if successful, by a second Phase III study. Additional studies may be required, subject to FDA feedback
  An FDA meeting is planned in the third or fourth quarter of 2015 to discuss the potential regulatory path for RHB-105

The presentations were followed by a question and answer session. A recording of the webcast and the Q&A session, including copies of the slide presentation, are accessible on the Company's website at http://ir.redhillbio.com/events.cfm for 30 days from the day of the event.

About RHB-105:

RHB-105 is a new and proprietary fixed-dose oral combination therapy of two antibiotics and a proton pump inhibitor (PPI) in an all-in-one oral capsule with a planned indication for treatment of H. pylori infection. H. pylori bacterial infection is a major cause of chronic gastritis, peptic ulcer disease, gastric cancer, and mucosa associated lymphoid tissue (MALT) lymphoma. RHB-105 is currently undergoing a first Phase III clinical study in the U.S. (named ERADICATE Hp) planned to be followed, if successful, by a second Phase III study. Additional studies may be required, subject to FDA feedback. RHB-105 has been granted Qualifying Infectious Disease Product (QIDP) designation by the FDA, providing a fast track development pathway, as well as priority review status, potentially leading to a shorter review time by the FDA of a New Drug Application (NDA), if filed. If approved, RHB-105 will also receive an additional five years of U.S. market exclusivity, on top of the standard exclusivity period, for a total of 8 years of market exclusivity.

About RedHill Biopharma Ltd.:

RedHill Biopharma Ltd. (Nasdaq:RDHL) (TASE:RDHL) is an emerging Israeli biopharmaceutical company focused on the development and acquisition of late clinical-stage, proprietary, orally-administered small molecule drugs for the treatment of inflammatory and gastrointestinal diseases, including gastrointestinal cancers. RedHill's current pipeline of proprietary products includes: (i) RHB-105 - an oral combination therapy for the treatment of Helicobacter pylori infection, with an ongoing first Phase III study; (ii) RHB-104 - an oral combination therapy for the treatment of Crohn's disease, with an ongoing first Phase III study; (iii) BEKINDA™ (RHB-102) - a once-daily oral pill formulation of ondansetron with an ongoing Phase III study in the U.S. for acute gastroenteritis and gastritis and a European marketing application for chemotherapy and radiotherapy-induced nausea and vomiting submitted in December 2014; (iv) RHB-106 - an encapsulated formulation for bowel preparation licensed to Salix Pharmaceuticals, Ltd.; (v) ABC294640 – a Phase II-stage orally-administered SK2 inhibitor targeting multiple inflammatory-GI diseases and related oncology indications; (vi) MESUPRON® - a Phase II-stage uPA inhibitor, administered by oral capsule, targeting gastrointestinal and other solid tumor cancers; (vii) RP101 - currently subject to an option-to-acquire by RedHill, RP101 is a Phase II-stage Hsp27 inhibitor, administered by oral tablet, targeting pancreatic and other gastrointestinal cancers; (viii) RIZAPORT™ (RHB-103) - an oral thin film formulation of rizatriptan for acute migraines with a U.S. NDA currently under discussions with the FDA and a European marketing application submitted in October 2014; and (ix) RHB-101 - a once-daily oral pill formulation of the cardio drug carvedilol.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company's control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company's research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts; (ii) the Company's ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company's therapeutic candidates; (v) the Company's ability to establish and maintain corporate collaborations; (vi) the interpretation of the properties and characteristics of the Company's therapeutic candidates and of the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (vii) the implementation of the Company's business model, strategic plans for its business and therapeutic candidates; (viii) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (ix) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (x) estimates of the Company's expenses, future revenues capital requirements and the Company's needs for additional financing (xi) competitive companies and technologies within the Company's industry; and (xii) the impact of the political and security situation in Israel on the Company's business. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on February 26, 2015. All forward-looking statements included in this Press Release are made only as of the date of this Press Release. We assume no obligation to update any written or oral forward-looking statement unless required by law.

1 Current average prices of branded treatments for H. pylori eradication are estimated at $500, according to www.GoodRx.com.

CONTACT: Company contact:
         Adi Frish
         Senior VP Business Development &
         Licensing
         RedHill Biopharma
         +972-54-6543-112
         adi@redhillbio.com

         IR contact (U.S.):
         Marcy Nanus
         Senior Vice President
         The Trout Group
         +1-646-378-2927
         Mnanus@troutgroup.com